

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 23, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Re: Nuveen Unit Investment Trust, Series 167
    File No. 333-213355

Dear Mr. Warren:

On August 26, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 167, consisting of a unit investment trust, the Nuveen Formula Allocation 60/40 Portfolio, 4Q 2016 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Principal Investment Strategy (pp. 2-3)

1. This section states that the "Trust will invest approximately ... 40% of its assets in shares of exchange-traded funds ("ETFs") that invest substantially all of their assets in fixed income securities." Please inform the staff whether the Trust has received exemptive relief from Section 12(d)(1) in connection with the purchase of ETFs.

2. Please explain the concept of "downside protection" in the filing. Specifically, what does "downside protection" mean, and how does the Trust achieve it?

3. In your response letter, please confirm that the Trust will not be concentrated in any particular industry. Please also confirm that to the extent an underlying ETF concentrates in a particular industry, the Trust will be deemed to concentrate to the same extent. For example, if an underlying ETF has a name requiring an 80% policy in a particular industry, the Trust should consider at least 80% of its investment in the underlying ETF will be in that industry; or if an underlying ETF has a concentration policy requiring it to invest 25% in an industry, the Trust should consider that 25% of its assets in the underlying ETF will be in the

industry. The Trust cannot ignore the investments in an underlying ETF if it has reason to know what the underlying ETF will be invested in.

4. Please disclose the extent to which the Trust may invest in securities of foreign markets.

5. Please disclose how the Trust defines "emerging markets."

6. Please include the maturity strategy of fixed income ETFs in which the Trust will invest.

Selection of Portfolio Securities (pp. 3-5)

7. Please consider providing examples of what you mean by "current negative or material company events."

Principal Risks - An investment in the units will be subject to risks associated with convertible securities risk (p. 13)

8. If the ETFs in which the Trust will invest will hold contingent convertible securities ("CoCos"), please consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Trust will invest in CoCos , and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, please provide a description of them here and in the principal strategies section.

Fee Table (pp.16-17)

9. Footnote 4 to the fee table states, "The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

10. The last sentence of footnote 7 states, "Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services of such ETFs." Please consider using bold font or italics to highlight this disclosure.

Distributions (pp. 17-18)

11. Please define "excess capital" in the filing.

12. Please explain in the filing what it means to hold an "excessive amount of principal."

13. Please provide examples in the filing of the "similar transaction[s]" that could cause the Trust to pay a special distribution.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White